January 15, 2009

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Assistant Director

Re:
Knight Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 13, 2008
File No. 001-06446

Request for Confidential Treatment dated October 16, 2008
for information submitted supplementally to the staff in
response to comments on the Form 10-K

Ladies and Gentlemen:

In this letter, we set forth our response to the request for additional information contained in the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated January 9, 2009, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the request for additional information exactly as set forth in the January 9 comment letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 3.  Goodwill, page 11

1.
We reviewed your responses to comments two and five in our letter dated November 18, 2008. In your next Form 10-K, please expand your disclosure to better explain why you recorded a significant goodwill impairment charge within a year of the going private transaction. In this regard, clearly explain how you applied the applicable accounting literature and why you were required to

United States Securities and Exchange Commission
January 15, 2009

impair goodwill despite no significant changes in projected cash flows or the business prospects of your reporting units, as we believe this matter may be unclear to your readers without a robust explanation. Please show us what your revised disclosure will look like. Refer to paragraph 47.a of SFAS 142.

Response:  Set forth below is the disclosure that we would propose to include in the Goodwill note to our consolidated financial statements in our 2008 Form 10-K related to the impairment that occurred in the second quarter of 2008.  Please note that some of the dollar amounts set forth below are preliminary and subject to change.

Goodwill

We evaluate goodwill for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. For this purpose, we have six reporting units as follows: (i) Products Pipelines – KMP (excluding associated terminals), (ii) Products Pipelines Terminals – KMP (evaluated separately from Products Pipelines for goodwill purposes), (iii) Natural Gas Pipelines – KMP, (iv) CO2 – KMP, (v) Terminals – KMP and (vi) Kinder Morgan Canada – KMP. For investments we account for under the equity method of accounting, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill and is not subject to amortization but rather to impairment testing in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. As of both December 31, 2008 and December 31, 2007, we have reported $138.2 million of equity method goodwill within the caption “Investments” in the accompanying interim Consolidated Balance Sheets.

In the second quarter of 2008, we finalized the purchase price allocation associated with our May 2007 Going Private Transaction, establishing the fair values of our individual assets and liabilities including assigning the associated goodwill to our six reporting units, in each case as of the May 31, 2007 acquisition date. A significant portion of the goodwill that arose in conjunction with the Going Private Transaction was determined to be associated with the general partner and significant limited partner interests in Kinder Morgan Energy Partners (a publicly traded master limited partnership, or “MLP”) attributable, in part, to the difference between the market multiples that might be paid to acquire the general partner and limited interests in an MLP and the market multiples that might be paid to acquire the individual assets that comprise that MLP.

In conjunction with our first annual impairment test of the carrying value of this goodwill, performed as of May 31, 2008, we determined that the fair value of certain reporting units that are part of our investment in Kinder Morgan Energy Partners

United States Securities and Exchange Commission
January 15, 2009

were less than the carrying values. The fair value of each reporting unit was determined from the present value of the expected future cash flows from the applicable reporting unit (inclusive of a terminal value calculated using a market multiple for the individual assets). In accordance with paragraph 23 of SFAS 142, the value of each reporting unit was determined on a stand-alone basis from the perspective of a market participant and represents the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Thus, any value generated from the inclusion of these assets in an MLP structure was not captured in the valuation of these reporting units. This resulted in several of the reporting units having fair values less than their carrying values as the incremental value created by the inclusion of these assets in an MLP structure was taken into account in the Going Private Transaction and thus was used in allocating the purchase price under SFAS 141. To capture this value at the reporting unit level, we believe it would be necessary to recreate the MLP structure at the reporting unit level. We believe this is not feasible for Knight or for any market participant, as further discussed below.

Recreating such structure would involve separating each of our reporting units into separate entities so that each reporting unit could be valued on a stand alone basis assuming each such unit was sold as an MLP.  Creating separate MLPs would involve significant structural difficulties, including potentially numerous adverse state and federal tax consequences to Kinder Morgan Energy Partners and its unitholders. In addition, it would involve a significant amount of tax, legal and commercial analysis, and based on that analysis may require customer and/or joint venture consents, lender consents, regulatory approvals and/or unitholder approval. As a result of the factors discussed above, we believe that it is not feasible to apply the MLP structure related value to the individual reporting unit level.

For the reporting units where the fair value was determined to be less than the carrying value, we determined the implied fair value of goodwill. The implied fair value of goodwill within each reporting unit was then compared to the carrying value of goodwill of each such unit, resulting in the following goodwill impairment charges by our reporting units: Products Pipelines – KMP (excluding associated terminals) – $1.20 billion, Products Pipelines Terminals – KMP (separate from Products Pipelines – KMP for goodwill impairment purposes) - $70 million, Natural Gas Pipelines – KMP – $2.09 billion, and Terminals – KMP – $677 million, for a total impairment of $4.03 billion. The goodwill impairment charges are non-cash charges and do not have any impact on our cash flows.

United States Securities and Exchange Commission
January 15, 2009

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

/s/Kimberly A. Dang
Kimberly A. Dang
Vice President and Chief Financial Officer

cc:	Curtis Klement PricewaterhouseCoopers LLP